UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 467th BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 30th, 2024

1.   DATE, TIME AND VENUE: On April 30th, 2024, at 12:50 p.m., at the headquarters of Telefônica Brasil S.A. (“Company”), located at Avenida Engenheiro Luiz Carlos Berrini, 1376, 32nd floor, Viva Tudo room, Bairro Cidade Monções, city of São Paulo, state of São Paulo.

2.  CALL NOTICE AND ATTENDANCE: The call was made pursuant to the Company’s Bylaws. The members of the Board of Directors, who subscribe these minutes, were present, establishing, therefore, quorum in accordance with the Bylaws. Also present were the CFO and Investor Relations’ Officer, Mr. David Melcon Sanchez-Friera; the General-Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, as the meeting Secretary.

3.  PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4.  AGENDA AND RESOLUTION: After examining and deliberating on the matter in the Agenda, the members present of the Board of Directors unanimously decided as follows:

4.1. Proposal of alternation in the Presidencies of the advisory committees to the Board of Directors of the Company: Mr. Eduardo Navarro de Carvalho, Chairman of the Board of Directors, presented a proposal to change the current Presidents of the advisory committees to the Board of Directors of the Company, as follows: (i) Audit and Control Committee: Mr. Juan Carlos Ros Brugueras, replacing the current President Mr. José María Del Rey Osorio; (ii) Nomination, Compensation and Corporate Governance Committee: Mr. Eduardo Navarro de Carvalho, replacing the current President Mr. Francisco Javier de Paz Mancho; and (iii) Quality and Sustainability Committee: Mrs. Andrea Capelo Pinheiro, replacing the current President Mr. Eduardo Navarro de Carvalho.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 467th BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 30th, 2024

The Presidents of the committees indicated hereby take their positions as of this date, and their term of office as Presidents will continue to coincide with their term of office as members of the Board of Directors, so it is not a matter of electing new members.

Therefore, the committees remain with the same members appointed at the 419th meeting of the Board of Directors held on April 29th, 2022, whose minutes were registered at the Commercial Board of the State of São Paulo on 06/23/2022, under No. 316,857/22-1, all with a mandate until the Ordinary General Meeting of 2025, as follows: (i) Audit and Control Committee: Mr. Juan Carlos Ros Brugueras; José Maria Del Rey Osorio and Alfredo Arahuetes García; (ii) Nomination, Compensation and Corporate Governance Committee: Mr. Eduardo Navarro de Carvalho; Francisco Javier de Paz Mancho; and Ana Theresa Masetti Borsari; and (iii) Quality and Sustainability Committee: Ms. Andrea Capelo Pinheiro; Eduardo Navarro de Carvalho and Solange Sobral Targa.

The members of the Board of Directors approved the proposed change in the Presidency of the committees advising the Board of Directors of the Company, as presented and filed at the Company's headquarters, expressing their gratitude to the members leaving the position of committee presidents for their relevant services provided to the Company in carrying out said position.

5.     CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors declared the meeting adjourned, and these minutes were drawn up. São Paulo, April 30th, 2024. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Members of the Board of Directors: Alfredo Arahuetes García; Ana Theresa Masetti Borsari; Andrea Capelo Pinheiro; Christian Mauad Gebara; Denise Soares dos Santos; Francisco Javier de Paz Mancho; Ignácio Moreno Martínez; Jordi Gual Solé; José María Del Rey Osorio; Juan Carlos Ros Brugueras; and Solange Sobral Targa. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 467th BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 30th, 2024

I hereby certify that these minutes are a faithful copy of the minutes of the 467th Meeting of the Board of Directors of Telefônica Brasil S.A., held on April 30th, 2024, drawn up in the Company’s book. This is a free English translation.

_______________________________

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 8, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director